Exhibit 99.33

CITIGROUP INC.

AND

THE BANK OF NEW YORK MELLON

Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 29, 2009

Supplemental to Indenture dated as of June 28, 2007

providing for the issuance of

Junior Subordinated Deferrable Interest Debentures

FIRST SUPPLEMENTAL INDENTURE, dated as of June 29, 2009 (the “First Supplemental Indenture”), between CITIGROUP INC., a Delaware corporation (the “Company”), and THE BANK OF NEW YORK MELLON, a New York banking corporation, as trustee (the “Trustee”), under the Indenture dated as of June 28, 2007 (as supplemented, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto under the Indenture.

WHEREAS, pursuant to Section 9.1 of the Indenture, the Company and the Trustee may enter into one or more supplemental indentures without the consent of the Holders; and

WHEREAS, the Company desires and hereby directs the Trustee to enter into this First Supplemental Indenture pursuant to Section 9.1(8) of the Indenture, to supplement and amend certain provisions of the Indenture as provided herein (collectively, the “Amendments”); and

WHEREAS, adoption of the Amendments contained herein (i) does not require the consent of any of the Holders and (ii) shall not adversely affect the interests of the Holders in any material respect; and

WHEREAS, the Company has duly authorized the execution and delivery of this First Supplemental Indenture, subject to the terms and conditions described herein; and

WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture, and all requirements necessary to make this First Supplemental Indenture a valid and legally binding instrument in accordance with its terms and the terms of the Indenture have been duly satisfied and authorized in all respects.

NOW, THEREFORE, the Company covenants and agrees with the Trustee as follows:

ARTICLE I

Amendments to Text of Indenture

Section 1.01 New Definitions

(a) Section 1.1. of the Indenture shall be amended to add the following new definitions:

“Exchange” has the meaning set forth in the Declaration of the applicable Citigroup Trust.

“Preferred Stock” means depositary shares, each representing a fractional interest in one share of Common

Equivalent Perpetual Preferred Stock, par value $1.00 per share, of the Company, having the voting powers, designations, preferences and other rights, qualifications, limitations and restrictions as are set forth in the Certificate of Designations with respect thereto, substantially in the form attached hereto as Annex A.

(b) Section 1.1 of the Indenture, with respect to all Securities issued under the Indenture other than the 8.300% Fixed Rate/Floating Rate Junior Subordinated Deferrable Interest Debentures (the “8.300% Notes”), shall be amended to add the following new definitions:

“Common Stock Approval Event” means the occurrence or existence of any event or circumstance pursuant to which the Company would be required to obtain the consent or approval of its shareholders or a regulatory body (including, without limitation, any securities exchange but excluding the Federal Reserve) or governmental authority to issue or sell shares of its common stock and such consent or approval has not yet been obtained even though the Company has used commercially reasonable efforts to obtain the required consent or approval.

“Preferred Stock Approval Event” means the occurrence or existence of any event or circumstance pursuant to which the Company would be required to obtain the consent or approval of its shareholders or a regulatory body (including, without limitation, any securities exchange but excluding the Federal Reserve) or governmental authority to issue or sell shares of its Preferred Stock and such consent or approval has not yet been obtained even though the Company has used commercially reasonable efforts to obtain the required consent or approval.

(c) Section 1.1 of the Indenture, as amended only with respect to the 8.300% Notes by the resolutions of the Funding Committee of the Board of Directors of the Company, shall be amended to add the following new definitions with respect to the 8.300% Notes only:

“Common Stock Approval Event” means the occurrence or existence of any event or circumstance pursuant to which the Company would be required to obtain the consent or approval of its shareholders or a regulatory body (including, without limitation, any securities exchange but excluding the Federal Reserve) or governmental authority to issue or sell shares of its common stock pursuant to the Alternative Payment Mechanism or to issue Qualifying Capital

Securities pursuant to the Company’s obligations to make payments in conjunction with the Scheduled Maturity Date (as those obligations are described in Section 13.10 of the Indenture) and, in either case, such consent or approval has not yet been obtained even though the Company has used commercially reasonable efforts to obtain the required consent or approval.

“Preferred Stock Approval Event” means the occurrence or existence of any event or circumstance pursuant to which the Company would be required to obtain the consent or approval of its shareholders or a regulatory body (including, without limitation, any securities exchange but excluding the Federal Reserve) or governmental authority to issue or sell shares of its Preferred Stock pursuant to the Alternative Payment Mechanism or to issue Qualifying Capital Securities pursuant to the Company’s obligations to make payments in conjunction with the Scheduled Maturity Date (as those obligations are described in Section 13.10 of the Indenture) and, in either case, such consent or approval has not yet been obtained even though the Company has used commercially reasonable efforts to obtain the required consent or approval.

Section 1.02 The following defined terms contained in Section 1.1 of the Indenture shall be amended and restated in their entirety so that, as amended and restated, such defined terms shall read as follows:

“New Equity Amount” means, at any date, (i) the net cash proceeds (after underwriters’ or placement agents’ fees, commissions or discounts and other expenses relating to the issuances), plus (ii) the fair market value of property, other than cash (based on the Current Common Stock Market Price of common stock or Preferred Stock issued or delivered for such property), received by the Company during the 180-day period immediately prior to such date in arm’s length transactions, from the issuance or sale of shares of (A) the Company’s common stock, including treasury shares and shares of common stock sold pursuant to the Company’s dividend reinvestment plan and employee benefit plans and, (B) the Preferred Stock, and (C) the Company’s Qualified Warrants.

“Supervisory Event,” shall commence upon the later to occur of (i) the Fifth Deferral Anniversary and (ii) the date on which the Company has given notice to the Federal Reserve pursuant to Section 13.9 of its intention both (1) to sell shares of its common stock and/or Preferred Stock and (2) to apply the net proceeds from such sale to pay Deferred Interest. A Supervisory Event shall cease upon the Business Day following the earlier to occur of (A) the tenth business day after the Company gives notice to the Federal Reserve described in clause (ii) above so long as the Federal Reserve does not disapprove of the Company’s intention both (1) to sell common stock or Preferred Stock and (2) to apply the net proceeds from such sale to pay Deferred Interest, (B) the Tenth Deferral Anniversary or (C) the day on which the Federal Reserve notifies the Company in writing that it no longer disapproves of the Company’s intention both (1) to sell common stock or Preferred Stock and (2) to apply the net proceeds from such sale to pay Deferred Interest; provided, however, that after the termination of a Supervisory Event, if the Federal Reserve shall at any time disapprove of the Company (1) selling common stock and Preferred Stock and (2) applying the net proceeds from such sale to pay Deferred Interest, a Supervisory Event shall recommence.

Section 1.03 Section 1.1 of the Indenture shall be amended to insert the word “Common” in between the words “Current” and “Stock” in references to the term “Current Stock Market Price” in the definition of the same term, and all references in the Indenture to “Current Stock Market Price” shall be amended to refer to “Current Common Stock Market Price.”

Section 1.04 Section 1.1 shall be amended by deleting subsection (1) of the definition of “Market Disruption Event” in its entirety.

Section 1.05 Section 1.1 of the Indenture shall be amended to insert the word “Common” in between the words “Current” and “Stock” in the definition of the term “Qualified Warrants.”

Section 1.06 Section 2.3 of the Indenture (Form of Reverse of Security) shall be amended by deleting the ninth paragraph of this section in its entirety and replacing it with the following:

Commencing on the earlier of (i) the Fifth Deferral Anniversary and (ii) the date of any payment of current interest on the Securities during an Extended Interest Payment Period, if any Deferred Interest is outstanding, the Company shall be subject to the Alternative Payment Mechanism, pursuant to which it will continuously use its commercially reasonable efforts to effect sales of shares of its common stock, including treasury shares, and/or shares of Preferred Stock, in an amount that will generate sufficient net proceeds to enable the Company to pay in full all Deferred Interest on the Securities then outstanding (subject to the APM Maximum Obligation, if applicable, and the Share Cap Amount); provided that the Company shall not be obligated to make offers for or effect sales of its common stock or Preferred Stock during the occurrence and continuation of a Market Disruption Event or a Supervisory Event; and provided further that the Company shall not be obligated to make offers for or effect sales of its common stock during the occurrence and continuation of a Common Stock Approval Event; and provided further that the Company shall not be obligated to make offers for or effect sales of its Preferred Stock during the occurrence and continuation of a Preferred Stock Approval Event. The Company’s obligation to use commercially reasonable efforts to sell shares of its common stock and/or Preferred Stock to pay all Deferred Interest on the Securities shall resume at such time as no Market Disruption Event or Supervisory Event exists or is continuing or, with respect to sales of its common stock, at such time as no Common Stock Approval Event exists or is continuing, and, with respect to sales of its Preferred Stock, at such time as no Preferred Stock Approval Event exists or is continuing. The Company may pay Deferred Interest with cash from any source (i) upon the Maturity of the Securities, (ii) during the occurrence and continuation of a Supervisory Event or (iii) if an Event of Default and Acceleration shall have occurred and be continuing.

Section 1.07 Section 3.9 of the Indenture shall be amended by deleting the section in its entirety and replacing it with the following:

Section 3.9 Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, including, without limitation, Securities acquired by the Company upon an Exchange pursuant to the Declaration of the applicable Citigroup Trust, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by it in its customary manner, and the Trustee, upon receipt of a written request of the Company, shall deliver a certificate of such disposal to the Company.

Section 1.08 Section 13.5 of the Indenture shall be amended by deleting the section in its entirety and replacing it with the following:

Section 13.5. Obligation to Effect Certain Stock Sales.

(a) Commencing on the earlier of (i) the Fifth Deferral Anniversary, if on such date the related Extended Interest Payment Period has not ended, and (ii) the date of any payment of current interest on the Securities during an Extended Interest Payment Period, if any Deferred Interest is outstanding, the Company shall be subject to the “Alternative Payment Mechanism,” pursuant to which it will continuously use its commercially reasonable efforts to effect sales of shares of its common stock, including treasury shares, and/or Preferred Stock in an amount that will generate sufficient net proceeds to enable the Company to pay in full all Deferred Interest on the Securities then outstanding; provided that the Company shall not be obligated to make offers for or effect sales of its common stock or Preferred Stock during the occurrence and continuation of a Market Disruption Event or a Supervisory Event; and provided further that the Company shall not be obligated to make offers for or effect sales of its common stock during the occurrence and continuation of a Common Stock Approval Event; and provided further that the Company shall not be obligated to make offers for or effect sales of its Preferred Stock during the occurrence and continuation of a Preferred Stock Approval Event, and will be permitted to pay Deferred Interest using cash from any source upon the occurrence of a Supervisory Event. The Company’s obligation to use commercially reasonable efforts to sell shares of its common stock and/or Preferred Stock to pay all Deferred Interest on the Securities shall resume at such time as no Market Disruption Event or Supervisory Event exists or is continuing or, with respect to sales of its common stock, at such time as no Common Stock Approval Event exists or is continuing, and, with respect to sales of its Preferred Stock, at such time as no Preferred Stock Approval Event exists or is continuing.

(b) As used in this Section 13.5, the term “commercially reasonable efforts” means commercially reasonable efforts on the part of the Company to complete the sale of shares of its common stock, including treasury shares, and/or Preferred Stock to third parties that are not subsidiaries of the Company. The Company will not be considered to have used its commercially reasonable efforts to effect a sale of stock if it determines not to pursue or complete such sale solely due to pricing or dilution considerations.

(c) The Company is not permitted to sell shares of common stock and/or Preferred Stock in excess of an aggregate number of shares of common stock and Preferred Stock to be specified pursuant to a Board Resolution, and set forth in an Officers’ Certificate for each series of Securities (in each case, the “Share Cap Amount”), for the purpose of satisfying Section 13.5(a) or otherwise paying Deferred Interest on the Securities of the relevant series then outstanding. If the issued and outstanding shares of common stock and Preferred Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or other similar transaction, then each affected Share Cap Amount shall be correspondingly adjusted. The Company shall increase a Share Cap Amount (including through the increase of its authorized share capital, if necessary) to an amount that would allow the Company to raise sufficient proceeds to satisfy its obligations to pay Deferred Interest in full at the end of the first year of an Extended Interest Payment Period (and on each subsequent anniversary of the end of the first year of an Extended Interest Payment Period to the extent that an Extended Interest Payment Period would last more than one year), if a then-current Share Cap Amount would not allow the Company to raise sufficient proceeds to satisfy its obligations to pay Deferred Interest (including Compounded Interest to that date) assuming a price per share of the common stock equal to the average trading price of the Company’s common stock, over the ten-trading-day period preceding such date; provided that the Company will not be obligated to increase a Share Cap Amount above the maximum number of shares specified in the relevant Officers’ Certificate. Until the Tenth Deferral Anniversary, a Default will occur if the Company does not increase the relevant Share Cap Amount to an amount that is greater than the minimum number of shares specified in the relevant Officers’ Certificate when required to do so as described above; provided that no Default will occur if the Company has increased the relevant Share Cap Amount to the maximum number of shares specified in the relevant Officers’ Certificate.

(d) Following the earlier of (i) the Fifth Deferral Anniversary and (ii) the date of any payment of current interest during an Extended Interest Payment Period, the Company shall apply the net proceeds received by it from sales of shares of its common stock, including sales of treasury shares, and/or Preferred Stock to the payment of all amounts owing in respect of Deferred Interest, with net proceeds to be paid promptly after receipt until all amounts owing in respect of Deferred Interest have been paid in full. In the event that net proceeds received by the Company from one or more sales of shares of its common stock and/or Preferred Stock following such Fifth Deferral Anniversary are not sufficient to satisfy the full amount of Deferred Interest, such net proceeds will be paid to the holders of the Securities in chronological order; provided, that if the Company has outstanding at such time any debt securities ranking pari passu with the Securities under the terms of which the Company is obligated to sell shares of its common stock and/or Preferred Stock and apply the net proceeds to payment of deferred interest on such pari passu securities and the Company at such time is required to apply such proceeds to pay deferred interest on such pari passu securities, then on any date and for any period the amount of net proceeds received by the Company from such sales and available for payment of such deferred interest shall be applied on a pro rata basis to the amounts due on each series of such securities (including the Securities) up to any APM Maximum Obligation, Share Cap Amount or other similar limit then applicable to such series. Notwithstanding the above, the Company shall not be obligated to sell common stock and/or Preferred Stock or to apply such net proceeds or any portion thereof to the payment of Deferred Interest during the occurrence and continuation of Market Disruption Event or a Supervisory Event. The Company shall not be obligated to sell common stock or to apply such net proceeds or any portion thereof to the payment of Deferred Interest during the occurrence and continuation of a Common Stock Approval Event. The Company shall not be obligated to sell Preferred Stock or to apply such net proceeds or any portion thereof to the payment of Deferred Interest during the occurrence and continuation of a Preferred Stock Approval Event.

(e) Notwithstanding anything to the contrary in this Indenture, under no circumstances will the Company be obligated to sell shares of Qualified Warrants or to apply the proceeds of any such sale to pay Deferred Interest on the Securities.

(f) Notwithstanding anything to the contrary in this Indenture, the Company will not be obligated to issue common stock and/or Preferred Stock prior to the Fifth Deferral Anniversary if the gross proceeds of any issuance of common stock, Qualified Warrants and/or Preferred Stock applied to pay Deferred Interest on the Securities pursuant to this Section 13.5, together with the gross proceeds of all prior issuances of common stock, Qualified Warrants and Preferred Stock and applied since the commencement of the Extended Interest Payment Period, would exceed an amount equal to 2% of product of (1) the average of the Current Common Stock Market Prices on the 10 consecutive trading days ending on the fourth trading day immediately preceding the date of issuance by the Company of common stock and/or Preferred Stock applied to pay Deferred Interest on the Securities pursuant to Section 13.5, and (2) the sum of (A) the total number of issued and outstanding shares of the Company’s common stock as of the date of the Company’s publicly available consolidated financial statements, and (B) the total number of issued and outstanding shares of the Company’s Preferred Stock as of the date of the Company’s publicly available consolidated financial statements (the “APM Maximum Obligation”). Once the Company reaches the APM Maximum Obligation for an Extended Interest Payment Period, the Company will not be obligated to issue more common stock, Qualified Warrants or Preferred Stock pursuant to this Section 13.5 prior to the Fifth Deferral Anniversary even if the Current Common Stock Market Price of the Company’s common stock or the number of outstanding shares of its common stock, the number of outstanding shares of Preferred Stock subsequently increase. The APM Maximum Obligation will cease to apply following the Fifth Deferral Anniversary, at which point the Company must repay any Deferred Interest, regardless of the time at which it was deferred, using proceeds from sales of the Company’s common stock, including treasury shares, and/or Preferred Stock subject to any Market Disruption Event, Supervisory Event and the Share Cap Amount and, with respect to sales of the Company’s common stock, subject to a Common Stock Approval Event, and, with respect to sales of the Preferred Stock, subject to a Preferred Stock Approval Event. If the APM Maximum Obligation has been reached during an Extended Interest Payment Period and the Company subsequently repays all Deferred Interest, the APM Maximum Obligation will cease to apply at the termination of such Extended Interest Payment Period and will not apply again unless and until the Company starts a new Extended Interest Payment Period.

(g) If the Company shall exercise its right pursuant to this Section 13.5 to effect sales of shares of Preferred Stock to fulfill its obligations under the Alternative Payment Mechanism, then, prior to any such Preferred Stock sales, the Company shall use its commercially reasonable efforts to cause such Preferred Stock to be listed on the New York Stock Exchange upon the consummation of such sale, or, if the Company’s common stock is not then listed on the New York Stock Exchange, such other principal U.S. securities exchange on which the Company’s common stock is listed; provided however, that, the Company shall not be required to use its commercially reasonable efforts to cause shares of Preferred Stock to be listed pursuant to this Section 13.5(g) in connection with a sale to Persons who consent in writing thereto.

Section 1.09 Section 13.6 of the Indenture shall be amended by deleting the section in its entirety and replacing it with the following:

Section 13.6. Notice of Market Disruption Event, Common Stock Approval Event and Preferred Stock Approval Event.

(a) Upon and after the Fifth Deferral Anniversary, if a Market Disruption Event has occurred and is continuing, the Company shall give, as promptly as possible after the Company becomes aware of such occurrence, a written notice (a “Market Disruption Event Notice”) to the Trustee, stating the date on which such Market Disruption Event has occurred, the nature thereof and what action it will take in connection therewith.

(b) Upon and after the Fifth Deferral Anniversary, if a Common Stock Approval Event or Preferred Stock

Approval Event has occurred and is continuing, the Company shall give, as promptly as possible after the Company becomes aware of such occurrence, a written notice (an “Approval Event Notice”) to the Trustee, stating the date on which such Common Stock Approval Event or Preferred Stock Approval Event has occurred, the nature thereof and what action it will take in connection therewith.

Section 1.10 Section 13.9 of the Indenture shall be amended by adding the phrase “and/or Preferred Stock” after the phrase “to sell shares of common stock” and before the phrase “or, at the Company’s sole discretion.”

Section 1.11 With respect to the 8.300% Notes only, Section 13.10 of the Indenture shall be amended by, in the third sentence of paragraph I, adding the phrase, “Preferred Stock” after the phrase “the sale of common stock” and before the phrase “and/or Qualified Warrants.”

ARTICLE II

Miscellaneous

Section 2.01 The Trustee accepts the Amendments set forth in this First Supplemental Indenture upon the terms and conditions set forth in the Indenture. The Trustee shall not be responsible or accountable in any manner whatsoever for or in respect of, and makes no representation with respect to, the validity or sufficiency of this First Supplemental Indenture or the due execution hereof by the Company and shall not be responsible in any manner whatsoever for or in respect of the correctness of the recitals and statements contained herein, all of which recitals and statements are made solely by the Company. The Trustee has no duty to determine or otherwise monitor whether a Common Stock Approval Event, a Preferred Stock Approval Event, a Supervisory Event or Market Disruption Event has occurred or whether any adjustments or actions set forth herein should be made, how they should be made or what they should be. The Trustee shall not be accountable for and makes no representation as to the validity or value of any securities or assets issued pursuant to the terms hereof. The Trustee shall not be responsible for the Company’s failure to comply with the Amendments set forth herein.

Section 2.02 The Amendments in this First Supplemental Indenture shall be effective as to, and binding upon the Holders of, all Securities Outstanding as of the date hereof, as well as any and all Securities hereafter issued.

Section 2.03 Notwithstanding anything to the contrary contained in any Securities on the date hereof, in the event of any conflict between the terms of such Securities and the Amendments in this First Supplemental Indenture, the Amendments in this First Supplemental Indenture shall control.

Section 2.04 Except as hereby expressly modified, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This First Supplemental Indenture shall take effect on the date hereof.

Section 2.05 Upon the effective date of this First Supplemental Indenture:

(a) any definitions, and any definitions included exclusively within such definitions, in the Indenture shall be deemed deleted or amended when all references in the Indenture to such definitions would be eliminated or amended as a result of the Amendments; and

(b) entries in the Indenture’s table of contents and cross-references to provisions in the Indenture that have been deleted or amended as a result of the Amendments shall be deemed deleted or amended.

Section 2.06 Should any provision of this First Supplemental Indenture for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this First Supplemental Indenture, which other provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by law.

Section 2.07 This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original for all purposes; but such counterparts shall together be deemed to constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of CITIGROUP INC. and THE BANK OF NEW YORK MELLON, as Trustee, has caused this First Supplemental Indenture to be signed and acknowledged by one of its officers thereunto duly authorized as of the date first set forth above.

CITIGROUP INC.

By:	/s/ Martin A. Waters
Name: Martin A. Waters
Title: Assistant Treasurer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Timothy Casey
Name: Timothy Casey
Title: Assistant Treasurer

Annex A

Certificate of Designations